April 12, 2006

Ms. Paula Smith
Division of Corporate Finance
U.S. Securities & Exchange Commission
Mail Stop 4561
Washington, D.C.  20549

                  RE:      Anza Capital Incorporated
                  Item 4.01 Form 8K
                  Filed April 10, 2006
                  File No. 000-24512

Dear Ms. Smith:

We represent Anza Capital Incorporated ("Anza Capital"). We are in receipt of your letter dated April 12, 2006 regarding the above referenced filing and the following are our responses:

1. Please amend your Form 8-K to specifically address the two most recent fiscal year ends and any subsequent interim periods preceding the dismissal. See Item 304(a)(1) of Regulation S-B.

         Answer: The Form 8-K has been amended to specifically address the two most recent fiscal year ends and any subsequent interim periods preceding the dismissal.

2. Please amend your Form 8-K to include the required letter from your former auditor addressing your revised disclosure as an exhibit 16(not an exhibit 23.1) to your Form 8-K/A. See Item 304(a)(3) and Item 601
         (a).

         Answer:  The letter from the auditor has been included as Exhibit 16.

Very truly yours,

ANSLOW & JACLIN, LLP

By:   /s/ Gregg E. Jaclin
      -------------------
         GREGG E. JACLIN

GEJ/tf